CUSIP No. 64125K101                  13G                  Page 1 of 13 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Neurochem Inc.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    64125K101
                                 (CUSIP Number)

                                   May 1, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 13 Pages

CUSIP No. 64125K101                  13G                  Page 2 of 13 Pages


----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Hudson Bay Fund, LP
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   241,078 shares of Common Stock.

                   $4,300,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 716,666 shares of Common Stock.

                   Series A Warrants to purchase 84,779 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 136,818 shares of Common Stock. (See Item 4)

OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   241,078 shares of Common Stock.

                   $4,300,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 716,666 shares of Common Stock.

                   Series A Warrants to purchase 84,779 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 136,818 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,078 shares of Common Stock.

         $4,300,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 716,666 shares of Common Stock.

         Series A Warrants to purchase 84,779 shares of Common Stock.
         (See Item 4)

         Series B Warrants to purchase 136,818 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.95%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 3 of 13 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Hudson Bay Overseas Fund, Ltd.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   327,620 shares of Common Stock.

                   $5,700,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 950,000 shares of Common Stock.

                   Series A Warrants to purchase 112,382 shares of Common Stock. (See Item 4)


                   Series B Warrants to purchase 181,364 shares of Common Stock. (See Item 4)

OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   327,620 shares of Common Stock.

                   $5,700,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 950,000 shares of Common Stock.

                   Series A Warrants to purchase 112,382 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 181,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,620 shares of Common Stock.

         $5,700,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 950,000 shares of Common Stock.

         Series A Warrants to purchase 112,382 shares of Common Stock. (See Item 4)

         Series B Warrants to purchase 181,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         3.89%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 4 of 13 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Omni SPC, Ltd.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   679,097 shares of Common Stock.

                   $10,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 1,666,666 shares of Common Stock.

                   Series A Warrants to purchase 197,161 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 318,182 shares of Common Stock. (See Item 4)

OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   679,097 shares of Common Stock.

                   $10,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 1,666,666 shares of Common Stock.

                   Series A Warrants to purchase 197,161 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 318,182 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,097 shares of Common Stock.

         $10,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 1,666,666 shares of Common Stock.

         Series A Warrants to purchase 197,161 shares of Common Stock. (See Item 4)

         Series B Warrants to purchase 318,182 shares of Common Stock. (See Item 4)
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.87%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 5 of 13 Pages


-----------------------------------------------------------------------

     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Hudson Bay Capital Management, L.P.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,795 shares of Common Stock.

         $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

         Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

         Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.99% (See Item 4)

-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 6 of 13 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Sander Gerber
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,795 shares of Common Stock.

         $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

         Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

         Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.99% (See Item 4)
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 7 of 13 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Yoav Roth
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)
OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,795 shares of Common Stock.

         $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

         Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)


         Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.99% (See Item 4)
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 8 of 13 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         John Doscas
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

OWNED BY       --------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,247,795 shares of Common Stock.

                   $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

                   Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,795 shares of Common Stock.

         $20,000,000 principal amount of Senior Convertible Notes due May 2, 2027, convertible into 3,333,333 shares of Common Stock.

         Series A Warrants to purchase 394,322 shares of Common Stock. (See Item 4)

         Series B Warrants to purchase 636,364 shares of Common Stock. (See Item 4)

-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.99% (See Item 4)
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-----------------------------------------------------------------------

CUSIP No. 64125K101                  13G                  Page 9 of 13 Pages


Item 1.

(a)  Name of Issuer

            Neurochem Inc., a Canadian corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            275 Armand-Frappier Boulevard
            Quebec H7V4A7
            Canada


Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock of the Company, no par value per share, the shares of Common Stock of the Company, no par value per share issuable upon conversion of the senior convertible notes (the "Notes"), the Series A Warrant Shares and the Series B Warrant Shares (collectively, the "Warrants") to the Reporting Persons (collectively, the "Shares").

         FUNDS

         (i) Hudson Bay Fund, LP, with respect to the Shares held by it.

         (ii) Hudson Bay Overseas Fund, Ltd. with respect to the Shares held by it.

         (iii) JP Morgan Omni SPC, Ltd. with respect to the Shares held by it.

         INVESTMENT MANAGER

         (iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the Shares held by Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd. and JP Morgan Omni SPC, Ltd. (together, the "Hudson Bay Funds")and to which the Investment Manager serves as investment manager.

         REPORTING INDIVIDUALS

         (iv) Mr. Sander Gerber ("Mr. Gerber"), with respect to the Shares held by each of the Hudson Bay Funds.

         (v) Mr. Yoav Roth ("Mr. Roth"), with respect to the Shares held by each of the Hudson Bay Funds.

         (vi) Mr. John Doscas ("Mr. Doscas"), with respect to the Shares held by each of the Hudson Bay Funds.

         Mr. Gerber, Mr. Roth and Mr. Doscas are collectively referred to as the "Reporting Individuals."

         The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. Each of the Reporting Individuals is an executive officer of the Investment Manager.

CUSIP No. 64125K101                  13G                  Page 10 of 13 Pages


Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of each of the Reporting Persons is:

         120 Broadway, 40th Floor
         New York, NY 10271

Item 2(c).  Citizenship

         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

         Common Stock, no par value per share

Item 2(e)  CUSIP Number

         64125K101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 64125K101                  13G                  Page 11 of 13 Pages


         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The total number of outstanding shares is 42,112,666, which is based upon the Form 6-K filed on May 5, 2007, stating that the total number of outstanding shares of Common Stock as of April 30, 2007 is 38,779,333 and the 3,333,333 shares received by the Reporting Persons upon conversion of the $20,000,000 principal amount of senior subordinated convertible notes issued to the Reporting Persons. In calculating the percentage of Shares held by the Reporting Persons, we assumed the conversion of the reported Notes and exercise of the Warrants. In addition to the (i) 716,666 Shares issuable to Hudson Bay Fund, LP upon conversion of the senior convertible notes, (ii) 950,000 Shares issuable to Hudson Bay Overseas Fund, Ltd. upon conversion of the senior convertible notes, and (iii) 1,666,666 Shares issuable to J.P. Morgan Omni SPC, Ltd. upon conversion of the senior convertible notes, the Reporting Persons beneficially own (i) Series A Warrants to purchase 84,779 shares Common Stock issuable to Hudson Bay Fund, LP,
         (ii) Series B Warrants to purchase 136,818 shares of Common Stock issuable to Hudson Bay Fund, LP, (iii) Series A Warrants to purchase 112,382 shares of Common Stock issuable to Hudson Bay Overseas Fund, Ltd., (iv) Series B Warrants to purchase 181,364 shares of Common Stock issuable to Hudson Bay Overseas Fund, Ltd; (v) Series A Warrants to purchase 197,161 shares of Common Stock issuable to J.P. Morgan Omni SPC, Ltd. and (vi) Series B. Warrants to purchase 318,182 shares of Common Stock issuable to J.P. Morgan Omni SPC, Ltd. However, pursuant to the terms of the relevant instruments, the Reporting Persons cannot exercise any of these warrants before September 3, 2007.

         As set forth in the terms of the Notes and Warrants, the number of shares of Common Stock into which the Notes and Warrants are convertible or exercisable (as applicable) is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.

         The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 30, 2007, by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, LP, J.P. Morgan Omni SPC, Ltd., Sander Gerber, Yoav Roth and John Doscas

CUSIP No. 64125K101                  13G                  Page 12 of 13 Pages


SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 30, 2007


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    -------------                             -------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.       J.P. MORGAN OMNI SPC, Ltd.

By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    -------------                             -------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


YOAV ROTH                                 JOHN DOSCAS

/s/ YOAV ROTH                             /s/ JOHN DOSCAS
-------------                             ---------------

SANDER GERBER

/s/ SANDER GERBER
-----------------

CUSIP No. 64125K101                  13G                  Page 13 of 13 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 30, 2007


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    -------------                             -------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.       J.P. MORGAN OMNI SPC, Ltd.

By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    -------------                             -------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


YOAV ROTH                                 JOHN DOSCAS

/s/ YOAV ROTH                             /s/ JOHN DOSCAS
-------------                             ---------------

SANDER GERBER

/s/ SANDER GERBER
-----------------